3040 N. Campbell Avenue, Suite 110
Tucson, Arizona USA 85719

News Release

Pan American Lithium CEO Expresses Confidence in the Company’s Plans and Projects
Company is Well-Positioned to Meet Growing Demand

TUCSON, Ariz. – January 17, 2012 Pan American Lithium Corp.’s (the “Company” or “Pan American”) [(TSX-V:PL) (OTCBB/OTCQB:PALTF) http://www.panamericanlithium.com/] President and Chief Executive Officer, Andrew Brodkey, has expressed confidence in the Company’s plans and projects following a recently announced, non-brokered private placement.

The non-brokered private placement, which closed on January 16, 2012, was for the sale of 1,000,000 common shares of the Company to Mr. Brodkey at $0.06 per share to raise $60,000. The proceeds will be used for working capital purposes. In Canada, the common shares are subject to a four-month hold period expiring May 17, 2012.

“The private placement helps the Company to continue moving forward on our goal to seize the next wave in mineral exploration and production of lithium,” Brodkey said. “Demand for lithium has increased dramatically in recent years for applications such as lithium ion batteries to power a vast array of electronic devices and for electric vehicles.”

“We believe that our Company is well-positioned to help meet the coming demand for lithium,” Brodkey said. “Pan American owns interests in 11 salars, mineral-rich brine lakes, with the potential to produce lithium, potassium and other metals, all located in the mineral-rich Atacama Region III of Chile.”

In addition, Pan American has entered into a strategic relationship with POSCO, the fourth-largest steel producer in the world, which took a 19.9% equity position in Pan American in September 2011. POSCO is a publicly traded Korean conglomerate with a focus on the production and sale of steel and steel products.

Pan American also has interests in additional lithium projects, including an option on a concession in the geothermal brines currently being produced at the Cerro Prieto geothermal power plant located in Baja California, Mexico.

On Behalf of the Board,

PAN AMERICAN LITHIUM CORP.

/s/ Andrew Brodkey
Andrew A. Brodkey
President and CEO

For further information contact:
Jodi Henderson, Corporate Secretary
1-520-989-0032
Email: jhenderson@kriyah.com

This press release contains projections and forward-looking information that involve various risks and uncertainties regarding future events. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of the Company, such as the statements that: (i) the Company’s goal is to seize the next wave in mineral exploration and production of lithium and (ii)we believe that our Company is well-positioned to help meet the coming demand for lithium. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including: (i) adverse market conditions; (ii) a decrease in demand for and price of lithium; and (iii) general uncertainties with respect to mineral exploration in general. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.